Exhibit 99.(h)(4)

October 24, 2023

The Board of Trustees

Harris Associates Investment Trust

111 S. Wacker Drive, Suite 4600

Chicago, IL 60606

Ladies and Gentlemen:

This letter agreement is entered into between Harris Associates L.P. (the “Adviser”), and Harris Associates Investment Trust (the “Trust”) on behalf of each of Oakmark Fund, Oakmark Select Fund, Oakmark Global Fund, Oakmark Global Select Fund, Oakmark International Fund, Oakmark International Small Cap Fund, Oakmark Equity and Income Fund and Oakmark Bond Fund, each a series of the Trust (each, a “Fund”).  In the interest of limiting the expenses of each of the following classes of series of the Trust referred to below (each, a “Fund Class”), we agree as follows:

1.	Commencing January 28, 2024, the Adviser agrees through January 27, 2025 to reimburse each Fund Class to the extent, but only to the extent, that the annualized expenses of that Fund Class (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, but including fees paid to the Adviser), as a percentage of the average net assets of that Fund Class (the “Expense Ratio”), exceed the percentage set forth opposite the Fund Class below (each an “Expense Cap”):

Fund	Investor Class	Advisor Class	Institutional Class	R6 Class
Oakmark Fund	1.40%	1.15%	1.10%	0.95%
Oakmark Select Fund	1.50%	1.25%	1.20%	1.05%
Oakmark Global Fund	1.55%	1.30%	1.25%	1.10%
Oakmark Global Select Fund	1.55%	1.30%	1.25%	1.10%
Oakmark International Fund	1.55%	1.30%	1.25%	1.10%
Oakmark International Small Cap Fund	1.75%	1.50%	1.45%	1.30%
Oakmark Equity and Income Fund	1.25%	1.00%	0.95%	0.80%
Oakmark Bond Fund	0.74%	0.54%	0.52%	0.44%

2.	The amount of the expense reimbursement by the Adviser to any Fund Class (or any recoupment by a Fund Class to the Adviser) shall be computed on an annual, fiscal year basis, but accrued and paid monthly.

3.	The Trust agrees that the Adviser shall be entitled to recoup from assets attributable to any Fund Class amounts reimbursed to that Fund Class, except to the extent that the Fund Class already has paid such recoupment to the Adviser or such recoupment would cause the Expense Ratio of the Fund Class for that fiscal year to exceed the Fund Class’ Expense Cap or to exceed any lower limit in effect at the time of recoupment. Any such repayment must be made within three years after the year in which the reimbursement occurred.

4.	This letter agreement shall remain in effect until January 27, 2025. During the period covered by this letter agreement, the Expense Caps set forth herein for each Fund Class may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust. This letter agreement shall be binding upon any successors and assigns of the Adviser.

[Remainder of page left blank intentionally]

Very truly yours,
HARRIS ASSOCIATES L.P.

By:	/s/ Christopher W. Keller
	Name:	Christopher W. Keller
	Title:	President

Accepted and Agreed to by:

HARRIS ASSOCIATES INVESTMENT TRUST
on behalf of each Fund identified herein

By:	/s/ Rana J. Wright
	Name:	Rana J. Wright
	Title:	President